ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 11, 2007

07025249

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
July 11, 2007 (ASX – Announcement & Media Release: Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 July 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Spudded 5 July 2007 - Drilling ahead at 2,348 feet

The Lindsey 109A #1R well commenced drilling on 5 July 2007 and after running surface casing at 439 feet is presently drilling ahead at 2,348 feet. The well is targeting the Siluro-Devonian formation using Basic Energy Rig 32.

The well is expected to take 29 days and has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Lake Long Project, Lafourche Parish, South Louisiana
(SL 328 # 9 Deep Well) being completed for production (FAR 10.1875%)

Since the last report of Thursday 5 July 2007 on the SL328 # 9 well on the Hollywood Prospect, Lake Long, Louisiana, the Operator has completed running logs from the third casing point to total well measured depth of 13,284 feet measured depth (13,223 feet true vertical depth) and has moved to completion operations on the well.

A decision has been made to complete initially the 24 feet of net pay in the Middle Hollywood Sands and at a later date the 13 feet of net pay in the Upper Hollywood Sands.

A cement plug is currently being set below the pay to be completed at 12,344 feet measured depth as the Lower Hollywood Sands appear water wet from logs.

Following the running of confirmatory casing and cement bond logs a packer will be set at 11,950 feet measured depth to allow a later recompletion of the Upper Hollywood sands through tubing and the Middle Hollywood net pay behind tubing will be perforated and flow tested.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

From nearby analogues an expected daily flow rate of 3 to 4 million cubic feet of gas with 50 to 70 barrels of condensate is expected after well clean up. Following satisfactory flow testing the well will be connected to the Operator's nearby gas processing facility and sales of gas and condensate will commence.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Well completion operations commence

Completion operations have commenced on the Marceaux #1 well.

Earlier testing of the Marceaux #1 well confirmed a new oilfield discovery at the Kicker location. The Alliance 3 Sand was perforated over the interval 12,977 to 12,988 feet and tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

Completion procedures include cleaning up sand and debris from the well, perforation, fracture stimulation and flow back testing of the Alliance 3 Sand and installation of production facilities. A further update will be released once flow back testing has been conducted.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities

For information on FAR's drilling activities visit our website at www.far.com.au

END